[Mimbres Valley Farmers Association letterhead]


                         August 22, 1996



All Mimbres Valley Farmers
  Association Shareholders

     Re:  June 3 Tender Offer

Dear Shareholder:

     On June 3, 1996, a tender offer (the "Tender Offer") was made by John Brownfield, John Keck, J.W. Donaldson, Jr., Frederick H. Sherman, Kenny Stevens, Harold Morrow and others (the "Bidders") for all outstanding common stock of Mimbres Valley Farmers Association, Inc. ("Farmers"). The price offered under the Tender Offer (the "Tender Price") is $50 per share. In response to the Tender Offer, the board of directors of Farmers (the "Board") engaged Rogoff, Diamond & Walker LLP ("Rogoff"), an Albuquerque accounting firm, to do a valuation report of Farmers (the "Report") for the purpose of allowing the Board to make a sound recommendation about the Tender Offer to the shareholders. To permit sufficient time for the completion of the Report, the Board also sought and obtained an extension of the expiration of the Tender Offer, to September 16, 1996.

     Rogoff delivered the Report to the Board on August 2.
Enclosed with this letter is Rogoff's cover letter, together with two addenda to that letter. The first addendum is an executive summary of the Report; the second addendum discusses the difference in per share value of the company's stock for tender offer evaluation purposes versus other purposes, and indicates how the present value of Farmers' stock to shareholders could be increased by greater dividends, increased marketability, and other factors. The complete Report, which includes 30 pages of text and 23 exhibits, is available for review by shareholders at the Farmers office, 811 South Platinum, Deming, New Mexico, during regular business hours. Farmers will also provide copies of the Report to any shareholder upon request, for the cost of copying and, if applicable, postage.

     Using a combination of methods, which are noted in the first addendum and are discussed in greater detail in the body of the Report, Rogoff estimates that the value of Farmers stock to a single owner or unified ownership group---such as the Bidders if they were successful in obtaining control of the company through the Tender Offer---is $283 per share, or over 5-1/2 times the Tender
Price of $50 per share. Rogoff estimates the present value of Farmers stock to the shareholders, under current circumstances and company policies, as considerably less, $106 per share, or approximately 2-1/8 times the Tender Price. Since by either measure the value of the stock greatly exceeds the Tender Price, the Board recommends that the Tender Offer be rejected. The Board notes that even if a majority of the shareholders wished to sell control of the company, the control value of $283 per share indicates that this would be better accomplished by openly offering the company to the whole universe of potential buyers, rather than settling for the grossly inadequate Tender Price offered by the Bidders.

     Since the purpose of the Report was to evaluate the adequacy of the Tender Offer, the Report estimates the worth of Farmers as of June 3, 1996, the date of the Tender Offer. The Report considers and makes adjustments for the future anticipated effect on Farmers of Peppers, the new grocery competitor; however, the Report does not reflect actual results of Farmers since Peppers opened in late June. Although the Board believes that it is very unlikely that competition from Peppers will significantly change the valuation estimated in the Report, the Board recognizes that sales information since Peppers' opening compared to historical sales could be material to a shareholder's decision of whether to offer his stock under the Tender Offer. Accordingly, the Board intends to provide to shareholders in early September such comparative sales information as is available at that time.

     Notwithstanding the fact that the valuations in the Report greatly exceed the Tender Price, the Board has concern about the large difference Rogoff estimates between the value to a single owner (i.e., $283 per share) and the present value to shareholders ($106 per share). Although the Report attributes approximately 37% of this difference to a "minority discount" (that is, the absence of a "control premium"), which would presumably exist as long as Farmers (or any other corporation) is owned by a large number of shareholders, the Report estimates that most of the difference is due to two other factors: the lack of an active market for the stock (43% of the difference), and restrictions on the amount of stock any one person can own (20% of the difference). The Report indicates certain actions that Farmers could take to modify these two factors, and thus to increase the value of the company's stock to the shareholders. The Board believes adoption of some or all of these measures deserves serious consideration.

     The Board's concern about the relatively low value of Farmers' stock to shareholders is based on two related grounds. First, Farmers is a for-profit corporation, and as such its primary purpose must be to provide value for its shareholders. Farmers cannot, legally, be run simply for charitable purposes, or solely for the benefit of the community. Neither the Board nor its legal counsel, however, believes that this is necessarily inconsistent with Farmers' long-held philosophy of providing value to the community. Maintaining good-will and customer loyalty, and taking actions to remain a valued and respected member of the community, are universally regarded as sound business practices, especially if the business takes a long-term view, as Farmers does. Indeed, a successful long-term business must almost by definition give good value to its community. The Report states that Farmers "has been prudently managed" and that "[m]anagement has performed at a high level and has exploited business opportunities as evidenced by financial results in recent years". The Report also contains no suggestion that Farmers should change its basic business practices.

Nevertheless, there is no question that the Board has a fundamental duty to maximize the shareholders' overall return (i.e., the combination of dividends and appreciated share value).

     Second, it is clear that the large discrepancy between shareholder value and the control value of the company, and the even larger discrepancy between the control value and the historical share price, are precisely what prompted the Tender Offer. It is equally clear that a continuation of this discrepancy in value will serve as a constant temptation for future takeover attempts, with all the expense and disruption that they may entail.

It should be noted that even if shareholders residing in the Deming area refused a particular tender offer because of loyalty to Farmers, shareholders who reside elsewhere, and who perhaps never did live around Deming, can only be expected to decide to tender or not to tender exclusively on economic grounds. And as more and more of Farmers' outstanding stock passes by way of inheritance, the portion of the shareholders who lack an emotional attachment to Farmers will gradually increase.

     In the second addendum to its cover letter, Rogoff discusses a number of actions that might be employed to increase the value of Farmers' stock to shareholders. These actions include increasing dividends, repurchasing stock, and encouraging a more active market in the stock. Rogoff also indicates that the current provision in the Articles of Incorporation that restricts the number of shares that may be owned by any one person acts as a value inhibitor. The Board is of the opinion that some or all of the measures discussed by Rogoff should be implemented in some form, including consideration of modification or repeal of the stock ownership restriction. On the other hand, the Board believes very strongly that nothing should be done until there has been ample opportunity for thorough discussion of this entire issue among the shareholders. <F1> To that end, the Board proposes to include a discussion item on increasing shareholder value on the agenda of the annual meeting in October. The Board currently has no intention, however, of seeking a shareholder vote on any related matter.

     The Bidders announced the extension of the tender period to September 16, 1996 in a July 1 press release and a July 1 letter to

<F1> Amendment or repeal of the stock ownership restriction would require shareholder approval in any case. The Board notes that although this provision was adopted for the purpose of maintaining community ownership of Farmers, the provision cannot be entirely effective because control of shares can still be concentrated through a contractual agreement. The Tender Offer, which identified dozens of proposed legal owners of to-be-acquired stock, but only six beneficial owners, gives a good example of how the stock ownership restriction can be defeated. Although the restriction is certainly an impediment to control, it is not a bar.

Farmers shareholders. In the letter, the Bidders disclosed that as of July 1 the number of shares tendered was 871, which is approximately 6.3 percent of the 13,776 outstanding shares.

     Given the contents and conclusions of the Report, shareholders who previously tendered their stock to the Bidders may now wish to withdraw such stock. Under Rule 14d-7 of the Securities and Exchange Commission, shareholders have a right to withdraw their shares at any time until the expiration of the tender period (at 12:00 p.m. (midnight) New York City time on September 16) by delivering a notice of withdrawal to Mimbres Valley Abstract and Title Company, 210 East Poplar, Deming, New Mexico 88030. Notices of withdrawals should conform with the requirements described in the second paragraph of Section 6 of the Tender Offer (titled "Withdrawal Rights"). For the convenience of shareholders who would like to exercise their right of withdrawal, a "Notice of Withdrawal" form is enclosed with this letter. Shareholders who have questions about the withdrawal procedure, or who encounter any difficulties in withdrawing their shares, are welcome to contact Farmers for assistance.

                         Very truly yours,

                         MIMBRES VALLEY FARMERS ASSOCIATION, INC.



                         By James E. Keeler
                           James E. Keeler
                           Chairman of the Board of Directors

                      NOTICE OF WITHDRAWAL
      OF SHARES OF MIMBRES VALLEY FARMERS ASSOCIATION, INC. tendered in response to that certain tender offer by
        John Brownfield, John Keck, J.W. Donaldson, Jr., Frederick H. Sherman, Kenny Stevens, Harold Morrow et al.,
dated June 3, 1996 and amended July 1, 1996 (the "Tender Offer")

(Deliver to Mimbres Valley Abstract and Title Co., 210 E. Poplar,
Deming, NM  88030.  Fax:  (505) 546-9697.)


1.  Name of person who tendered shares:__________________________.

2.  Number of shares to be withdrawn:__________.

3.  Name of registered holder of the shares, if different from the name of the person who tendered the shares:_______________________.

4.  Certificate numbers of shares tendered, if certificates have been delivered to Mimbres Valley Abstract and Title Company:______

________________________________________.

     Pursuant to the terms of the Tender Offer and Securities and Exchange Commission Rule 14d-7 (which Rule controls in the event of any conflict between the Tender Offer and the Rule), I request withdrawal of my shares as described above. I also request immediate notification if for any reason this withdrawal will not be promptly honored.

                              ___________________________________
                              (Signature)

                              Name:______________________________

                              Address:___________________________

                                      ___________________________

                              Telephone:_________________________

                      SIGNATURE GUARANTEE:

Authorized Signature & Date:__________________________________.

Name and title:________________________________.

Name and address of Company:_____________________________________
(commercial bank or trust company having office, branch, or agency in the U.S., or member of N.A.S.D. or member firm of any registered national securities exchange in the U.S.).

Telephone number:__________________________.